Westminster Research Associates LLC
Statement of Financial Condition
December 31, 2018
Confidential

(in thousands)

Assets		
Cash	$	6,759
Cash segregated in compliance with federal regulations		81,264
Receivables from brokers, dealers and clearing organizations		32,717
Due from related parties		2,198
Prepaid research, net of allowance for doubtful accounts of $516		9,115
Deferred tax assets		656
Other assets		361
Total assets	$	133,070

Liabilities and Member's Equity		
Liabilities		
Commission management payables	$	82,717
Due to related parties		6,753
Accrued compensation and other liabilities		2,362
Total liabilities		91,832
Member's equity		41,238
Total liabilities and member's equity	$	133,070

The accompanying notes are an integral part of these financial statements.